Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 10, 2006

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

This Report on Form 6-K contains a notification issued by MobiFon Holdings B.V. on August 9, 2006, entitled “MOBIFON HOLDINGS B.V. ANNOUNCES INTENTION TO REDEEM 12.50% SENIOR NOTES DUE 2010”.

Press Release – August 9, 2006

Mobifon Holdings B.V. Announces Intention to Redeem
12.50% Senior Notes due 2010 (the “Notes”)

CUSIP: 607054 AB9

MobiFon Holdings B.V. (the “Company”) announces that it has mailed or caused to be mailed notices of its intention to redeem, on July 31, 2007, all of the outstanding Notes at a price of 106.250% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. The Notes are being redeemed pursuant to Sections 3.07 and 11.01 of the indenture, dated June 27, 2003  (the “Indenture”), between the Company and the Bank of Nova Scotia Trust Company of New York, as trustee (the “Trustee”).

Notice of redemption of the Notes having been given, the Notes have become due and payable on July 31, 2007. In order to satisfy and discharge its obligations under the Indenture,  the Company is irrevocably depositing or causing to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities (as defined in the Indenture), or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient to pay and discharge the entire indebtedness on the Notes for principal, premium and Additional Interest (as defined in the Indenture) if any, all interest payable on January 31, 2007 and interest from January 31, 2007 to the date of redemption.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: August 10, 2006	By:	/s/ E A J de Rijk
	Name:	Erik de Rijk
	Title:	Director of MobiFon Holdings B.V.
Chief Executive Officer

	By:	/s/ M L J M Heere
	Name:	Michiel Heere
	Title:	Director of MobiFon Holdings B.V.
Chief Financial Officer